EXHIBIT 5

13455 Noel Road, Suite 800
Two Galleria Tower
Dallas, TX 75240
April 18, 2007
Via Facsimile and Federal Express
Board of Directors
Delphi Corporation
5725 Delphi Drive
Troy, Michigan 48098
Gentlemen:
     We have read with interest the recent public disclosures regarding the inability of the parties to obtain the necessary approvals and agreements in order to proceed with respect to the proposal (the “Appaloosa/Cerberus Proposal”) made by Appaloosa Management, L.P., Cerberus Capital Management, L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch & Co. and UBS Securities, LLC (collectively, the “Appaloosa/Cerberus Group”) to Delphi Corporation (“Delphi”), which was supported by Delphi and its Board of Directors, and the possible withdrawal of the Appaloosa/Cerberus Proposal. As you are aware, Highland Capital Management, L.P. (“Highland Capital”) and certain of its affiliates and related entities continue to be the second largest beneficial stockholder of Delphi. As you are also aware, Highland Capital previously set forth a proposal (the “Highland Proposal”) to purchase new common equity of the reorganized Delphi and its United States subsidiaries and affiliates (collectively, the “Company”) pursuant to a back-stop of a rights offering, in order to support the transformation plan of the Company announced on March 31, 2006, and a plan of reorganization to be filed by the Company pursuant to the Company’s Chapter 11 Case No. 05-44481, which Highland Proposal was rejected by Delphi and its Board of Directors.
     Highland Capital continues to believe that it would be in the best interests of Delphi and its various creditors, stockholders and other parties in interest, including, most importantly, its common stockholders, to pursue a transaction similar to the Highland Proposal, which would be predicated upon a broad-based rights offering but with additional sponsors and based on current economics and other factors, rather than any proposal made or to be made by the Appaloosa/Cerberus Group or any member thereof. Given Highland Capital’s and its affiliates’ and related entities’ current investment in Delphi, its current knowledge base relating to the Company and the various constituents in the pending bankruptcy proceedings, its financial strength as an organization and its position in the financial community, we believe that Highland Capital is uniquely positioned to work with Delphi, its Board of Directors and its management team, General Motors Corporation, its unions and any other constituents in order to implement such a transaction on an expeditious basis. Given the fact that time has been lost pursuing the Appaloosa/Cerberus Proposal rather than pursuing a transaction that would have benefited the interests of all of the stakeholders of Delphi, we believe it is imperative that the Company proceed with respect to such a new transaction and a meeting be set up immediately to discuss the mechanics of proceeding with such a transaction. We are available at any time to meet with the Board, management or any representatives thereof to discuss this matter further and to address any questions or concerns you may have.
     Please contact me immediately at 972-628-4100.

Very truly yours, HIGHLAND CAPITAL MANAGEMENT, L.P.
By:	/s/ Patrick H. Daugherty
	Name:	Patrick H. Daugherty
	Title:	Secretary

cc:	Mr. Robert “Steve” Miller, Chairman
Mr. Rodney O’Neal, President and Chief Executive Officer
Jack Wm. Butler Jr., Esq.